UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 2, 2005

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**333 Clay
Suite 4200
Houston, Texas**
(Address of principal executive offices)

77002
(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On February 2, 2005, EOG Resources, Inc. issued a press release announcing fourth quarter and full year 2004 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

Item 9.01 Financial Statements and Exhibits.

    (c) Exhibits

        99.1   Press Release of EOG Resources, Inc. dated February 2, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: February 2, 2005

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated February 2, 2005

EXHIBIT 99.1



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS 2004 NET INCOME
- **Achieves 10.4 Percent Production Increase and 8 Percent Reserve Growth**
- **Announces Two-For-One Stock Split**
- **Increases Common Stock Dividend 33 Percent**
- **Reaffirms 2005 Organic Production Growth Target of 13.5 Percent**

FOR IMMEDIATE RELEASE: Wednesday, February 2, 2005

HOUSTON – EOG Resources, Inc. (EOG) today reported fourth quarter 2004 net income available to common of $204.1 million, or $1.69 per share. This compares to fourth quarter 2003 net income available to common of $71.8 million, or $0.61 per share. For the full year 2004, EOG reported net income available to common of $614.0 million, or $5.15 per share as compared to $419.1 million, or $3.60 per share for the full year 2003.

The results for fourth quarter 2004 included a previously disclosed $2.8 million ($1.8 million after tax, or $0.01 per share) gain on the mark-to-market of financial commodity price transactions. During the quarter, the net cash outflow from the settlement of financial commodity price transactions and premium payments associated with certain natural gas financial collar contracts was $12.7 million ($8.1 million after tax, or $0.07 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $194.2 million, or $1.61 per share. EOG's fourth quarter 2003 results included an after tax benefit of $14.1 million ($0.12 per share) from a reduction in the Canadian tax rate, a $43.1 million ($27.7 million after tax, or $0.23 per share) loss on the mark-to-market of financial commodity price transactions and the net cash inflow from the settlement of financial commodity price transactions including premium payments associated with certain natural gas financial collar contracts of $1.2 million ($0.8 million after tax, or $0.01 per share). Reflecting these items, fourth quarter 2003 adjusted non-GAAP net income available to common was $86.1 million, or $0.73 per share. (Please refer to the table below for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

"In 2004, we reaped the benefits of EOG's consistent business and operational strategies. We executed our plan and delivered record production from the drillbit, continued to develop long-term production growth prospects and maintained our reputation as a low-debt, low-cost producer. We continue to focus on shareholder returns, posting a 25 percent return on equity and an 18 percent return on capital employed for the year," said Mark G. Papa, Chairman and Chief Executive Officer. (Please refer to the table below for the calculation of return on equity and return on capital employed.)

Stock Split and Dividend Increase Announced

The board of directors approved a two-for-one stock split in the form of a stock dividend. It will be payable to record holders as of February 15, 2005 and issued March 1, 2005. In addition, the board increased the cash dividend on the common stock by 33 percent following a 20 percent increase in 2004. Effective with the dividend payable on April 29, 2005 to record holders as of April 15, 2005, the board declared a post-split quarterly dividend of $.04 per share on the common stock. This represents the fifth increase in six years.

Operational Highlights

"In 2004, our operations performed above our original expectations, exceeding our previously stated growth targets for both North American natural gas and total company production primarily from internally generated high rate of return prospects," said Papa.

Total company production increased 10.4 percent during 2004 on a daily basis, compared to 2003. In the U.S. and Canada, natural gas production increased 5.0 percent and total production increased 7.2 percent during 2004, compared to 2003. Excluding the impact of production from the North Texas Barnett Shale Play, natural gas production in the U.S. and Canada increased 4.2 percent with the strongest increases contributed by the Rocky Mountain region and the Canadian shallow natural gas program.

"Our operations in the U.S. and Canada have expanded considerably over the past few years. These areas of our portfolio, excluding the Barnett Shale, continue to deliver steady profitable growth that we expect to continue beyond 2005," said Papa.

"In the Barnett Shale, we worked to prove the geologic concept in the non-core area where our activity centered during 2004. This year, the focal point of operations will be on increasing production and determining the play's ultimate reserve size. We continue to be very enthusiastic about the Barnett Shale and expect to have further definition before year-end regarding its aerial extent and optimum well spacing," said Papa.

Consistent with the previously stated goals for the Barnett Shale, EOG had approximately 400,000 acres under lease in the play at year-end 2004. Net natural gas production reached 30 million cubic feet per day (MMcfd) during December.

In the United Kingdom North Sea, in the fourth quarter of 2004 and in the first quarter of 2005, EOG commenced production from two Southern Gas Basin wells that represent EOG's first producing assets in that region. Current natural gas production is approximately 40 MMcfd, net.

In Trinidad, EOG began natural gas sales to the Nitro 2000 (N2000) Ammonia Plant in August 2004. Last year, total production in Trinidad increased 25 percent, compared to 2003. EOG will supply approximately 60 MMcfd, net of natural gas to the M5000 Methanol Plant, scheduled to come online in July. With a full year of N2000 sales and the startup of the M5000 Plant, EOG's production in Trinidad is expected to increase 20 percent during 2005, compared to 2004. In addition, EOG has signed a contract to supply approximately 20 MMcfd, net of natural gas to the National Gas Company of Trinidad for their input into the Atlantic LNG 4 Plant beginning early in 2006. Terms of the contract call for wellhead pricing to be a function of Henry Hub, the industry benchmark for natural gas spot and futures trading in the United States. Finally, in Trinidad, EOG announced a 10-year extension and amendments to the pricing terms of the SECC natural gas sales contract. Under the new agreement, wellhead natural gas pricing for EOG will contain a fixed price component and be linked partially to Caribbean ammonia and methanol commodity prices. Using current commodity prices, the revised pricing structure is expected to result in higher wellhead netbacks to EOG.

"EOG has never been better positioned to achieve its production growth targets and continue the momentum we have steadily built over the years. Based on our company's consistent performance and current commodity prices, we expect to achieve 13.5 percent organic production growth in 2005, which includes an 11 percent increase in natural gas production from the U.S. and Canada. To achieve this, we expect our capital expenditure budget to be approximately $1.6 billion, compared to the $1.5 billion we spent last year," said Papa. "Although production from the Barnett Shale will contribute to this production goal, the strong ongoing performance from our other assets in the U.S. and Canada remain integral to our future success."

Reserves

At December 31, 2004, total company reserves were approximately 5.6 trillion cubic feet equivalent, an increase of 430 billion cubic feet equivalent (Bcfe), or 8 percent higher than 2003. From drilling alone, EOG added 850 Bcfe of reserves. For the year, total reserve replacement, the ratio of net reserve additions from drilling, acquisitions, revisions and dispositions to total production was 194 percent. (Please see attached table for supporting data.) Proved undeveloped reserves as a percentage of total reserves decreased to 25 percent at year-end 2004, down from 33 percent at year-end 2003. For the 17th consecutive year, internal reserve estimates were within 5 percent of reserve estimates prepared by the independent reserve engineering firm of DeGolyer and MacNaughton. The firm prepared independent reserve estimates on properties comprising 77 percent of EOG's proved reserves on a Bcfe basis.

Capital Structure

At December 31, 2004, EOG's total debt outstanding was $1,078 million and cash on the balance sheet was $21 million. The company's debt-to-total capitalization ratio was 27 percent at December 31, 2004, down from 33 percent at December 31, 2003. In addition to $31 million of debt pay down during the year, EOG also redeemed $50 million of a preferred issuance leaving $100 million of preferred stock outstanding.

"During 2004, we funded our capital expenditure program, increased the dividend on the common stock, paid down debt and redeemed preferred stock," said Papa. "At current commodity prices, we would expect to further reduce EOG's debt during 2005."

Conference Call Scheduled for February 3, 2005

EOG's fourth quarter and full year 2004 conference call will be available via live audio webcast at 8:30 a.m. Central Time (9:30 a.m. Eastern Time) Thursday, February 3, 2005. To listen to this webcast, log on to www.eogresources.com. The webcast will be archived on EOG's website through February 17, 2005.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with substantial proved reserves in the United States, Canada, offshore Trinidad and, to a lesser extent, the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and tubular steel; the availability of pipeline transportation capacity; the extent to which EOG can replicate on its other Barnett Shale acreage the results of its most recent Barnett Shale wells; the results of wells yet to be drilled that are necessary to test whether substantial Barnett Shale acreage positions outside of Johnson and Parker Counties, Texas, contain suitable drilling prospects; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Form 10-K for fiscal year ended December 31, 2003, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the EOG Resources website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share amounts)

	Quarter Ended December 31				Twelve Months Ended December 31			
		2004		2003		2004		2003
Net Operating Revenues	$	693.7	$	396.5	$	2,271.2	$	1,744.7
Net Income Available to Common	$	204.1	$	71.8	$	614.0	$	419.1
Net Income Per Share Available to Common								
Basic	$	1.73	$	0.62	$	5.25	$	3.66
Diluted	$	1.69	$	0.61	$	5.15	$	3.60
Average Number of Shares Outstanding								
Basic		118.1		114.9		116.9		114.6
Diluted		120.6		117.2		119.2		116.5

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended December 31				Twelve Months Ended December 31			
		2004		2003		2004		2003
Net Operating Revenues								
Natural Gas	$	547,843	$	360,554	$	1,843,895	$	1,537,352
Crude Oil, Condensate and Natural Gas Liquids		142,208		78,399		458,446		283,042
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts		2,826		(43,068)		(33,449)		(80,414)
Other, Net		777		643		2,333		4,695
Total		693,654		396,528		2,271,225		1,744,675
Operating Expenses								
Lease and Well		72,110		56,211		271,086		212,601
Exploration Costs		26,475		18,949		93,941		76,358
Dry Hole Costs		41,937		22,224		92,142		41,156
Impairments		30,241		25,585		81,530		89,133
Depreciation, Depletion and Amortization		144,125		121,265		504,403		441,843
General and Administrative		34,152		28,669		115,013		100,403
Taxes Other Than Income		38,091		22,620		133,915		85,867
Total		387,131		295,523		1,292,030		1,047,361
Operating Income		306,523		101,005		979,195		697,314
Other Income, Net		7,296		10,517		9,945		15,273
Income Before Interest Expense and Income Taxes		313,819		111,522		989,140		712,587
Interest Expense, Net		14,919		13,954		63,128		58,711
Income Before Income Taxes		298,900		97,568		926,012		653,876
Income Tax Provision		92,145		23,058		301,157		216,600
Net Income Before Cumulative Effect of Change in Accounting Principle		206,755		74,510		624,855		437,276
Cumulative Effect of Change in Accounting Principle, Net of Income Tax		-		-		-		(7,131)
Net Income		206,755		74,510		624,855		430,145
Preferred Stock Dividends		2,618		2,758		10,892		11,032
Net Income Available to Common	$	204,137	$	71,752	$	613,963	$	419,113

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcf/d)				
United States	666	632	631	638
Canada	234	195	212	165
United States & Canada	900	827	843	803
Trinidad	224	151	186	152
United Kingdom	19	-	7	-
Total	1,143	978	1,036	955
Average Natural Gas Prices ($/Mcf)				
United States	$ 6.21	$ 4.52	$ 5.72	$ 5.06
Canada	5.79	4.33	5.22	4.66
United States & Canada Composite	6.10	4.47	5.60	4.98
Trinidad	1.63	1.41	1.51	1.35
United Kingdom	5.08	-	5.14	-
Composite	5.20	4.00	4.86	4.40
Crude Oil and Condensate Volumes (MBD)				
United States	22.5	20.1	21.1	18.5
Canada	2.9	2.7	2.7	2.3
United States & Canada	25.4	22.8	23.8	20.8
Trinidad	4.4	2.4	3.6	2.4
United Kingdom	0.1	-	-	-
Total	29.9	25.2	27.4	23.2
Average Crude Oil and Condensate Prices ($/Bbl)				
United States	$ 46.68	$ 30.27	$ 40.73	$ 30.24
Canada	42.50	27.74	37.68	28.54
United States & Canada Composite	46.19	29.98	40.39	30.05
Trinidad	41.14	29.24	39.12	28.88
United Kingdom	40.82	-	-	-
Composite	45.43	29.91	40.22	29.92
Natural Gas Liquids Volumes (MBD)				
United States	4.9	3.7	4.8	3.2
Canada	1.1	0.7	0.8	0.6
Total	6.0	4.4	5.6	3.8
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 32.75	$ 22.44	$ 27.79	$ 21.53
Canada	26.09	19.92	23.23	19.13
Composite	31.48	22.02	27.13	21.13
Natural Gas Equivalent Volumes (MMcfe/d)				
United States	830	774	786	768
Canada	258	217	233	183
United States & Canada	1,088	991	1,019	951
Trinidad	251	164	207	166
United Kingdom	20	-	7	-
Total	1,359	1,155	1,233	1,117
Total Bcfe Deliveries	125.0	106.3	451.5	407.8

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 20,980	$ 4,443
Accounts Receivable, Net	447,742	295,118
Inventories	40,037	21,922
Assets from Price Risk Management Activities	10,747	-
Income Taxes Receivable	3,232	7,976
Deferred Income Taxes	22,227	31,548
Other	41,838	35,007
Total	586,803	396,014
Oil and Gas Properties (Successful Efforts Method)	9,599,276	8,189,062
Less: Accumulated Depreciation, Depletion and Amortization	(4,497,673)	(3,940,145)
Net Oil and Gas Properties	5,101,603	4,248,917
Other Assets	110,517	104,084
Total Assets	$ 5,798,923	$ 4,749,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 424,581	$ 282,379
Accrued Taxes Payable	51,116	33,276
Dividends Payable	7,394	6,175
Liabilities from Price Risk Management Activities	-	37,779
Deferred Income Taxes	103,933	73,611
Other	45,180	43,299
Total	632,204	476,519
Long-Term Debt	1,077,622	1,108,872
Other Liabilities	241,319	171,115
Deferred Income Taxes	902,354	769,128
Shareholders' Equity		
Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative, $100,000 Liquidation Preference	98,826	98,589
Series D, 500 Shares Issued, Cumulative, $50,000 Liquidation Preference	-	49,827
Common Stock, $.01 Par, 320,000,000 Shares Authorized and 124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	21,047	1,625
Unearned Compensation	(29,861)	(23,473)
Accumulated Other Comprehensive Income	148,015	73,934
Retained Earnings	2,706,845	2,121,214
Common Stock Held in Treasury, 5,802,556 shares at December 31, 2004 and 8,819,600 shares at December 31, 2003	(200,695)	(299,582)
Total Shareholders' Equity	2,945,424	2,223,381
Total Liabilities and Shareholders' Equity	$ 5,798,923	$ 4,749,015

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Twelve Months Ended December 31	
	2004	2003
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 624,855	$ 430,145
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	504,403	441,843
Impairments	81,530	89,133
Deferred Income Taxes	204,231	191,726
Cumulative Effect of Change in Accounting Principle, Net of Income Tax	-	7,131
Other, Net	4,580	1,033
Mark-to-Market Commodity Derivative Contracts		
Total Losses	33,449	80,414
Realized Losses	(82,644)	(44,870)
Collar Premium	(520)	(3,003)
Tax Benefits From Stock Options Exercised	29,396	11,926
Other, Net	537	2,141
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	(151,799)	(27,945)
Inventories	(17,898)	(2,840)
Accounts Payable	136,716	74,645
Accrued Taxes Payable	18,197	12,056
Other Liabilities	(1,764)	(3,257)
Other, Net	(2,683)	(15,314)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	(28,381)	(36,944)
Net Cash Provided by Operating Activities	1,352,205	1,208,020
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,324,542)	(1,204,383)
Proceeds from Sales of Assets	13,459	13,553
Changes in Components of Working Capital Associated with		
Investing Activities	26,788	38,491
Other, Net	(20,471)	(13,946)
Net Cash Used in Investing Activities	(1,304,766)	(1,166,285)
Financing Cash Flows		
Net Commercial Paper and Line of Credit Repayments	(6,250)	-
Long-Term Debt Borrowings	150,000	98,050
Long-Term Debt Repayments	(175,000)	(134,310)
Dividends Paid	(37,595)	(31,294)
Treasury Stock Purchased	-	(21,295)
Redemption of Preferred Stock	(50,000)	-
Proceeds from Stock Options Exercised	75,510	35,138
Other, Net	97	(3,485)
Net Cash Used in Financing Activities	(43,238)	(57,196)
Effect of Exchange Rate Changes on Cash	12,336	10,056
Increase (Decrease) in Cash and Cash Equivalents	16,537	(5,405)
Cash and Cash Equivalents at Beginning of Period	4,443	9,848
Cash and Cash Equivalents at End of Period	$ 20,980	$ 4,443

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share amounts)

The following chart adjusts reported fourth quarter and twelve months ended December 31 net income available to common to reflect actual cash realized from previously disclosed oil and gas hedges, to eliminate the mark-to-market gain or loss from these previously disclosed oil and gas hedges and to eliminate the after tax impact of the cumulative effect of change in accounting principle and the tax benefits related to the Canadian tax rate reduction in 2004 and 2003. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Reported Net Income Available to Common	$ 204,137	$ 71,752	$ 613,963	$ 419,113
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total (Gains) Losses	(2,826)	43,068	33,449	80,414
Realized Gains (Losses)	(12,137)	2,829	(82,644)	(44,870)
Collar Premium	(520)	(1,638)	(520)	(3,003)
Subtotal	(15,483)	44,259	(49,715)	32,541
After Tax MTM Impact	(9,963)	28,481	(31,992)	20,940
Impact of One-Time Items				
Add: Cumulative Effect of Change in Accounting Principle, Net of Income Tax	-	-	-	7,131
Less: Tax Benefit related to the Canadian Tax Rate Reduction	-	(14,126)	(5,335)	(14,126)
Adjusted Non-GAAP Net Income Available to Common	$ 194,174	$ 86,107	$ 576,636	$ 433,058
Adjusted Non-GAAP Net Income Per Share Available to Common				
Basic	$ 1.64	$ 0.75	$ 4.93	$ 3.78
Diluted	$ 1.61	$ 0.73	$ 4.84	$ 3.72
Average Number of Shares Outstanding				
Basic	118,070	114,893	116,876	114,597
Diluted	120,556	117,209	119,188	116,519

EOG RESOURCES, INC.
Quantitative Reconciliation of Discretionary Cash Flow Available to Common (Non-GAAP)
to Net Cash Provided by Operating Activities (GAAP)
(Unaudited; In thousands)

The following chart reconciles fourth quarter and twelve months ended December 31 net cash provided by operating activities to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust net cash provided by operating activities for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Net Cash Provided by Operating Activities	$ 382,778	$ 266,818	$ 1,352,205	$ 1,208,020
Adjustments				
Exploration Costs	26,475	18,949	93,941	76,358
Dry Hole Costs	41,937	22,224	92,142	41,156
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	93,221	18,546	151,799	27,945
Inventories	9,188	1,087	17,898	2,840
Accounts Payable	(80,157)	(28,517)	(136,716)	(74,645)
Accrued Taxes Payable	(21,256)	36,643	(18,197)	(12,056)
Other Liabilities	8,543	4,782	1,764	3,257
Other, Net	9,631	20,350	2,683	15,314
Changes in Components of Working Capital Associated				
with Investing and Financing Activities	10,150	12,624	28,381	36,944
Preferred Dividends	(2,618)	(2,758)	(10,892)	(11,032)
Discretionary Cash Flow Available to Common	$ 477,892	$ 370,748	$ 1,575,008	$ 1,314,101

EOG Resources, Inc.

Quantitative Reconciliation of Common Shareholders' Equity (Non-GAAP) as Used in the Calculation of the Return on Equity (ROE) to Shareholders' Equity

(Unaudited; in millions, except ratio information)

The following chart reconciles shareholders' equity to common shareholders' equity (Non-GAAP) as used in the return on equity (ROE) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize common shareholders' equity in their ROE calculation. EOG management uses this information for comparative purposes within the industry.

	2003	2004
Shareholders' Equity	$ 2,223.4	$ 2,945.4
Less: Preferred Stock	(148.4)	(98.8)
Common Shareholders' Equity (Non-GAAP)	$ 2,075.0	$ 2,846.6
Average Common Shareholders' Equity - (a)		$ 2,460.8
Net Income Available to Common - (b)		$ 614.0
Return on Equity (ROE) - (b) / (a)		25%

EOG Resources, Inc.

Quantitative Reconciliation of After-Tax Interest Expense (Non-GAAP)
as Used in the Calculation of
the Return on Capital Employed (ROCE)
to Interest Expense
(Unaudited; in millions, except ratio information)

The following chart reconciles interest expense to after-tax interest expense (Non-GAAP) as used in the return on capital employed (ROCE) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize after-tax interest expense in their ROCE calculation. EOG management uses this information for comparative purposes within the industry.

	2003	2004
Interest Expense		$ 63.1
Tax Benefit Imputed (based on 35%)		(22.1)
After-Tax Interest Expense (Non-GAAP) - (a)		$ 41.0
Net Income - (b)		$ 624.9
Shareholders' Equity	$ 2,223.4	$ 2,945.4
Net Debt		
Long-Term Debt	1,108.9	1,077.6
Less: Cash	(4.4)	(21.0)
Total Capitalization	$ 3,327.9	$ 4,002.0
Average Total Capitalization - (c)		$ 3,665.0
Return on Capital Employed (ROCE) - [(a) +(b)] / (c)		**18%**

2004 RESERVES RECONCILIATION SUMMARY

NATURAL GAS (Bcf)	United States	Canada	US & Canada Subtotal	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Beginning Reserves	2,101.6	1,178.5	3,280.1	1,305.5	59.2	-	1,364.7	4,644.8
Revisions of previous estimates	(62.8)	(26.8)	(89.6)	34.2	-		34.2	(55.4)
Purchases in place	44.4	16.6	61.0	-	-		-	61.0
Extensions, discoveries and other additions	537.8	208.0	745.8	37.9	-		37.9	783.7
Sales in place	(1.3)	(0.6)	(1.9)	-	-		-	(1.9)
Production	(237.2)	(77.4)	(314.6)	(68.2)	(2.4)		(70.6)	(385.2)
Ending Reserves	2,382.5	1,298.3	3,680.8	1,309.4	56.8	-	1,366.2	5,047.0

LIQUIDS (MMBbls) (1)	United States	Canada	US & Canada Subtotal	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Beginning Reserves	73.0	8.3	81.3	13.9	0.1	-	14.0	95.3
Revisions of previous estimates	2.6	(0.1)	2.5	3.4	-		3.4	5.9
Purchases in place	0.2	-	0.2	-	-		-	0.2
Extensions, discoveries and other additions	9.9	0.9	10.8	0.3	-		0.3	11.1
Sales in place	(0.4)	-	(0.4)	-	-		-	(0.4)
Production	(9.5)	(1.3)	(10.8)	(1.3)	-		(1.3)	(12.1)
Ending Reserves	75.8	7.8	83.6	16.3	0.1	-	16.4	100.0

NATURAL GAS EQUIVALENTS (Bcfe)	United States	Canada	US & Canada Subtotal	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Beginning Reserves	2,539.7	1,228.1	3,767.8	1,388.8	59.7	-	1,448.5	5,216.3
Revisions of previous estimates	(47.0)	(27.5)	(74.5)	54.8	0.4		55.2	(19.3)
Purchases in place	45.4	16.6	62.0	-	-		-	62.0
Extensions, discoveries and other additions	597.0	213.5	810.5	39.3	-		39.3	849.8
Sales in place	(3.8)	(0.7)	(4.5)	-	-		-	(4.5)
Production	(294.1)	(85.1)	(379.2)	(75.9)	(2.5)		(78.4)	(457.6)
Ending Reserves	2,837.2	1,344.9	4,182.1	1,407.0	57.6	-	1,464.6	5,646.7

(1) Includes crude oil, condensate and natural gas liquids.

2004 EXPLORATION AND DEVELOPMENT EXPENDITURES ($ Million)

	United States	Canada	US & Canada Subtotal	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Acquisition Cost of Unproved Properties	$ 129.3	$ 13.5	$ 142.8	$ -	$ -	$ -	$ -	$ 142.8
Exploration Costs	212.3	27.8	240.1	35.2	27.8	3.5	66.5	306.6
Development Costs	660.8	270.4	931.2	46.9	30.9	-	77.8	1,009.0
Total Drilling	1,002.4	311.7	1,314.1	82.1	58.7	3.5	144.3	1,458.4
Acquisition Cost of Proved Properties	47.6	4.6	52.2	-	-	-	-	52.2
Total	1,050.0	316.3	1,366.3	82.1	58.7	3.5	144.3	1,510.6
Proceeds from Sales in Place	(7.2)	(2.9)	(10.1)	(3.4)	-	-	(3.4)	(13.5)
Net Expenditures	$ 1,042.8	$ 313.4	$ 1,356.2	$ 78.7	$ 58.7	$ 3.5	$ 140.9	$ 1,497.1
Asset Retirement Costs	$ 5.6	$ 6.6	$ 12.2	$ 4.0	$ -	$ -	$ 4.0	$ 16.2
Deferred Income Tax Benefits on Acquired Properties	$ -	$ (16.8)	$ (16.8)	$ -	$ -	$ -	$ -	$ (16.8)

Net Proved Developed Reserves (Bcfe)	United States	Canada	US & Canada Subtotal	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
At December 31, 2003	2,087.2	937.2	3,024.4	461.3	-	-	461.3	3,485.7
At December 31, 2004	2,218.5	1,114.7	3,333.2	826.2	57.6	-	883.8	4,217.0